July 27, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-6010
Attention:  Mr. Tom Jones

Re:	Perseon Corporation
Registration Statement on Form S-1
File No. 333-203592

Dear Mr. Jones:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of Perseon Corporation that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on July 29, 2015 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we intend to rely on electronic distribution of the Preliminary Prospectus dated July 27, 2015 and approximately 157 copies of such Preliminary Prospectus have been distributed to underwriters, dealers, institutions and others.

We, the undersigned, as representative of the underwriters, have and will and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MAXIM GROUP LLC

By: /s/ Clifford A. Teller
      Name: Clifford A. Teller
      Title: Executive Managing Director, Investment Banking

Perseon Corporation
2188 West 2200 South
Salt Lake City, Utah 84120

July 27, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Tom Jones

Re: Perseon Corporation (the “Company”)
Registration Statement on Form S-1, as amended (File No. 333-203592)
Registration Statement on Form 8-A (File No. 001-32526)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement on Form S-1 (File No. 333-203592) and the Company’s Registration Statement on Form 8-A filed July 24, 2015 be accelerated to be declared effective at 4:00 p.m., Washington, D.C. time on July 29, 2015, or as soon thereafter as is practicable.  Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling David Marx at (801) 933-7363.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Perseon Corporation

By:	/s/ Clinton E. Carnell Jr.
Name: Clinton E. Carnell Jr.
Title: President and Chief Executive Officer